12/6/2002

02053127

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8- 15487

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

NOV 29 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Interpacific Investors Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2623 Second Avenue
(No. and Street)

Seattle (City) Washington (State) 98121-1294 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Lundgren 206-269-5050
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Falco Sult & Company, PLLC
(Name — *if individual, state last, first, middle name*)

16150 NE 85th Street, Suite 203 (Address) Redmond, (City) Washington (State) 98052 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 13 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Kline, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Interpacific Investors Services, Inc., as of September 30, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Brian Kline
Signature

EVP
Title

Tiffany D. Hodkin
Notary Public

TIFFANY D. HODKIN
COMMISSION EXPIRES
NOTARY
PUBLIC
JULY 24, 2004
STATE OF WASHINGTON

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FALCO SULT & COMPANY
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

November 13, 2002

To the Board of Directors and Stockholder's of
Interpacific Investors Services, Inc.

We have audited the accompanying statements of financial condition of Interpacific Investors Services, Inc. as of September 30, 2002 and 2001, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interpacific Investors Services, Inc. as of September 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Falco Sult & Company, PLLC

16150 N.E. 85th St., Ste. 203 • Redmond, Washington 98052
(425) 883-3111 • FAX (425) 861-4658
www.falcosult.com

INTERPACIFIC INVESTORS SERVICES, INC.
Statements of Financial Condition
September 30, 2002 and 2001

Assets

	2002	2001
Assets:		
Cash and cash equivalents (including cash segregated in compliance with Federal and other regulations of $ 0 in 2002 and $0 in 2001)	$ 18,566	$ 77,441
Receivable from broker	720,640	129,606
Interest and commissions receivable	104,461	398,090
Receivable from affiliates	4,100	3,690
Miscellaneous receivables	40,642	-
Trading securities owned - at market value	1,426,353	6,097,927
Prepaid expenses and deposits	19,105	15,949
Investments	7,490	7,490
Deferred tax asset	156,500	63,500
	$ 2,497,857	$ 6,793,693

Liabilities and Stockholder's Equity

	2002	2001
Liabilities:		
Payable to brokers and dealers	$ 1,411,038	$ 4,495,880
Commissions payable	51,332	176,546
Securities sold, not yet purchased, at market value	26,518	6,028
Accounts payable, accrued expenses, and other liabilities	261,485	120,877
Income tax payable	99,813	99,813
	1,850,186	4,899,144
Commitments and contingent liabilities:	-	-
Stockholder's equity:		
Common stock, Class "A" voting, $ .10 par value, 500,000 shares authorized, 52,541 shares issued and outstanding	5,254	5,254
Capital in excess of par value	2,397,071	1,717,071
Retained earnings (Accumulated deficit)	(1,754,654)	172,224
Total stockholders' equity	647,671	1,894,549
	$ 2,497,857	$ 6,793,693

The accompanying notes are an integral part of these financial statements.

INTERPACIFIC INVESTORS SERVICES, INC.

Statements of Income

For the Years Ended September 30, 2002 and 2001

	2002	2001
Revenues:		
Trading and commission income	$ 1,158,698	$ 2,721,303
Interest income	436,764	1,106,363
Unrealized gain (loss) on investment and trading securities	(71,942)	7,463
Other income	2,500	17,009
Total income	1,526,020	3,852,138
Expenses:		
Commission expense	1,959,267	2,823,409
Officer salaries	1,875	51,752
Office salaries	228,288	283,865
Payroll taxes and employment benefits	44,705	80,808
Rent	61,071	61,429
Office expense, data processing and miscellaneous	83,224	112,485
Promotion, travel and entertainment	2,342	21,894
Professional fees	46,253	33,260
Business taxes, fees and licenses	39,319	100,166
Insurance and bonds	9,119	43,478
Legal settlements	1,600	-
Telephone	9,313	17,386
Clearing fees	115,302	133,343
Depreciation	-	6,913
Interest	224,220	298,390
Management services	720,000	720,000
Total expenses	3,545,898	4,788,578
Loss before income taxes	(2,019,878)	(936,440)
Income tax benefit	93,000	44,000
Net loss	$ (1,926,878)	$ (892,440)

The accompanying notes are an integral part of these financial statements.

INTERPACIFIC INVESTORS SERVICES, INC.

Statements of Changes in Stockholder's Equity

For the Years Ended September 30, 2002 and 2001

	Common Stock		Capital in Excess of Par Value	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
	Number of Shares	Amount			
Balance - September 30, 2001	52,541	$ 5,254	$ 1,717,071	$ 172,224	$ 1,894,549
Capital contributions	-	-	680,000	-	680,000
Net loss	-	-	-	(1,926,878)	(1,926,878)
Balance - September 30, 2002	52,541	$ 5,254	$ 2,397,071	$ (1,754,654)	$ 647,671

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Total Stockholder's Equity
	Number of Shares	Amount			
Balance - September 30, 2000	92,541	$ 9,254	$ 1,317,071	$ 3,041,164	$ 4,367,489
Prior period adjustment				63,500	63,500
Purchase of treasury stock	(40,000)	(4,000)	-	(1,996,000)	(2,000,000)
Capital contributions	-	-	400,000	-	400,000
Net loss	-	-	-	(936,440)	(936,440)
Balance - September 30, 2001	52,541	$ 5,254	$ 1,717,071	$ 172,224	$ 1,894,549

The accompanying notes are an integral part of these financial statements.

INTERPACIFIC INVESTORS SERVICES, INC.

Statements of Cash Flows

For the Years Ended September 30, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net loss	$ (1,926,878)	$ (892,440)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	-	6,913
Gain on sale of equipment and property	-	(16,999)
Deferred tax asset	(93,000)	(44,000)
(Increase) decrease in operating assets:		
Receivables	(297,404)	195,744
Inventory	4,671,574	(3,191,107)
Prepaid expenses	(3,156)	12,085
Investments	-	(295)
Receivable from affiliates	(410)	-
Miscellaneous receivables	(40,642)	-
Increase (decrease) in operating liabilities:		
Payable to broker	(3,084,842)	3,157,390
Commissions payable	(125,214)	(33,045)
Accounts payable and accruals	140,607	68,011
Securities sold	20,490	(26,799)
Income taxes payable	-	(760)
Net cash provided (used) by operating activities	(738,875)	(765,302)
Cash flows from investing activities:		
Purchase of equipment and property	-	(1,094)
Proceeds from sale of equipment and property	-	250,000
Miscellaneous loans	-	74,615
Collection on loans to affiliates	-	1,935,526
Net cash provided (used) by investing activities	-	2,259,047

	2002	2001
Cash flows from financing activities:		
Redemption of stock	$ -	$ (2,000,000)
Additional capital paid in	680,000	400,000
Net cash used in financing activities	680,000	(1,600,000)
Decrease in cash	(58,875)	(106,255)
Cash and cash equivalents at beginning of year	77,441	183,696
Cash and cash equivalents at end of year	$ 18,566	$ 77,441
Supplemental cash flows disclosures:		
Income tax payments	$ -	$ 760
Interest paid	$ 224,220	$ 298,390

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Interpacific Investors Services, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of operations

The Company is a securities dealer trading securities for customers through independent sales representatives and trading securities in its own name for its own benefit. All trades are cleared on a fully disclosed basis through an independent brokerage firm.

Basis of presentation

The financial statements include the accounts of the Company and its wholly owned subsidiary. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

Accounting method

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a settlement date basis. Securities transactions of the Company are recorded on a settlement date basis.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Deferred income taxes result from unrealized gains or losses in the market values of investment and trading securities, from reporting securities transactions on a settlement date basis for tax purposes, and from depreciation differences.

Cash and cash equivalents

For the purposes of the statements of cash flows, the Company considers all cash on hand, cash on deposit, and cash invested in financial instruments with an original maturity date of three months or less to be cash and cash equivalents.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As of September 30, 2002 and 2001 respectively, net capital computed in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934 was approximately $327,061 and $394,436 and minimum net capital required under the rule was $250,000.

The net capital rule prohibits a broker or dealer from engaging in any securities transactions at a time when aggregate indebtedness to all other persons exceeds fifteen times its net capital. The ratio of aggregate indebtedness to net capital was approximately 0.12 to 1 as of September 30, 2002 and 0.10 to 1 as of September 30, 2001.

NOTE 3 - TRADING SECURITIES OWNED

Trading securities owned consist of the following:

	2002	2001
Municipal bonds	$ 122,016	$ 1,420,528
Corporate bonds	1,302,006	2,056,467
Emerging market bonds	-	2,619,575
Corporate stocks	2,331	1,357
	$ 1,426,353	$ 6,097,927

NOTE 4 - INVESTMENTS

At September 30, 2002 and 2001, the Company has a $7,490 investment in a wholly owned subsidiary. The subsidiary was formed in 1995 and its activity has been insignificant through September 30, 2002 and 2001.

NOTE 5 - COMMITMENTS

At September 30, 2002, the Company is obligated under leases for office space as follows: A month-to-month lease commencing April 1, 2000 with monthly lease payments of $5,104. The lease is with an affiliated corporation.

Rent expense for leased space for the years ended September 30, 2002 and 2001 was $61,071 and $61,429, respectively.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company is affiliated with numerous other companies through common control and stock ownership. The amount due to affiliates at September 30, 2002 and 2001 is $0 and $0, respectively. The amount receivable from affiliates is $4,100 and $3,690 for 2002 and 2001.

Affiliate receivables and payables consist of non-interest bearing open account balances.

NOTE 6 - RELATED PARTY TRANSACTIONS (continued)

Management fees paid to Interpacific Investor Services, LLC, a related company, for services rendered to the Company, totaled $720,000 each year.

See Note 4 and 5 for additional related party transactions.

NOTE 7 – CONTINGENT LIABILITY

The Internal Revenue Service has assessed the Company for back taxes in the amount of $312,940. Of this amount, $52,121 has been paid and $99,813 has been accrued. The Company is protesting an unpaid amount of $260,819. At September 30, 2002, the case was lost in appeals and has been filed with the tax court. No determination has been made.

NOTE 8 - INCOME TAXES

The Company records income tax consequences in accordance with FAS No.109, "Accounting for Income Taxes." Under provisions of FAS No. 109, an entity recognizes deferred tax assets and liabilities for future tax consequences of events that have been previously recognized in the Company's financial statements or tax returns. The measurement of deferred tax assets and liabilities is based on provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated.

For the years ended September 30, 2002 and 2001, the Company's income tax expense computed at the statutory rate differs from the amount of the income and expenses recorded on the financial statements due to non-reportable income and expenses, such as municipal bond interest, unrealized gain or loss on investment, trading securities, and the timing differences relating to the methods of computing depreciation expense for financial statement purposes and income tax purposes.

At September 30, 2002 and 2001, deferred tax assets and liabilties consist of the following:

	2002	2001
Deferred tax assets	$ 522,000	$ 212,000
Valuation allowance	(365,500)	(148,500)
	$ 156,500	$ 63,500

NOTE 8 - INCOME TAXES (continued)

As of September 30, 2002, the company has available for carry-forward to future tax years $3,481,444 of net operating losses as follows:

Date of expiration	Amount
2008	$ 7,925
2012	300
2014	418,829
2016	985,738
2017	2,068,652
	$3,481,444

NOTE 9 - PAYABLE TO BROKERS AND DEALERS

The payable to brokers and dealers is for securities transactions and is collateralized by securities. Interest is at a fluctuating rate (7.875% at September 30, 2002) that generally corresponds to the broker call money rate.

NOTE 10 - SECURITIES SOLD, NOT YET PURCHASED

Securities sold, not yet purchased consists of:

	2002	2001
Corporate bonds	$ 21,918	$ 1,928
Corporate stocks	4,600	4,100
	$ 26,518	$ 6,028

NOTE 11 – REDEMPTION OF STOCK

In 2001, the Company redeemed 4,000 shares of its capital stock for $2,000,000.

NOTE 12 - PRIOR PERIOD ADJUSTMENT

The 2001 financial statements have been restated to reflect the estimated income tax benefit associated with the net operating loss of $1,412,792. The estimated tax benefit for the year ended September 30, 2001 was $44,000 and is reflected in the Statements of Income. The estimated tax benefit relating to periods prior to the year ended September 30, 2001 was $19,500 and is reflected as an adjustment to the retained earnings balance at September 30, 2000 in the Statements of Changes to Stockholder's Equity.

* * * *

FALCO SULT & COMPANY
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholder's of
Interpacific Investors Services, Inc.

We have audited the accompanying financial statements of Interpacific Investors Services, Inc. as of and for the year ended September 30, 2002 and have issued our report thereon dated November 13, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 15 to 28 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Falco Sult & Company, PLLC

16150 N.E. 85th St., Ste. 203 • Redmond, Washington 98052
(425) 883-3111 • FAX (425) 861-4658
www.falcosult.com

FORM X-17A-5	# FOCUS REPORT (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: INTERPACIFIC INVESTORS SERVICE [0013]

SEC File Number: 8- 15487 [0014]

Address of Principal Place of Business: 2623 2ND AVENUE [0020]

SEATTLE [0021] WA [0022] 98121-1294 [0023]

Firm ID: 4879 [0015]

For Period Beginning 07/01/2002 [0024] And Ending 09/30/2002 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Gregory D. Munroe [0030] Phone: 206 269-5050 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	17,778 [0200]		17,778 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	764,959 [0295]		
	B. Other	[0300]	[0550]	764,959 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	1,209,111 [0418]		
	B. Debt securities	67,656 [0419]		
	C. Options	[0420]		
	D. Other securities	2,331 [0424]		
	E. Spot commodities	[0430]		1,279,098 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted			

	securities			
	[0150]			
	B. Other securities			
	[0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			
	[0170]			
	B. Other securities			
	[0180]			
8.	Memberships in exchanges:			
	A. Owned, at market			
	[0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	31,581 [0535]	31,971 [0735]	63,552 [0930]
12.	TOTAL ASSETS	2,093,416 [0540]	31,971 [0740]	2,125,387 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	1,395,633 [1315]	1,395,633 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	255,502 [1205]	[1385]	255,502 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders			

	[0990]			
C. Pursuant to secured demand note collateral agreements:			[1420]	0 [1730]
1. from outsiders	[1000]			
2. Includes equity subordination (15c3-1(d)) of	[1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES		255,502 [1230]	1,395,633 [1450]	1,651,135 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ______ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	5,254 [1792]
C. Additional paid-in capital	2,397,071 [1793]
D. Retained earnings	-1,928,075 [1794]
E. Total	474,250 [1795]
F. Less capital stock in treasury	

		[1796]
24.	TOTAL OWNERSHIP EQUITY	474,250
		[1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	2,125,385
		[1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 07/01/2002 [3932] Period Ending 09/30/2002 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	6,975 [3935]
	b.	Commissions on listed option transactions	[3938]
	c.	All other securities commissions	404,697 [3939]
	d.	Total securities commissions	411,672 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	-1,071,195 [3949]
	c.	Total gain (loss)	-1,071,195 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		324,067 [3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		42,924 [3995]
9.	Total revenue		-292,532 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	[4120]
11.	Other employee compensation and benefits	546,087 [4115]
12.	Commissions paid to other broker-dealers	32,413 [4140]
13.	Interest expense	51,897 [4075]

	a. Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		1,231 [4195]
15.	Other expenses		247,815 [4100]
16.	Total expenses		879,443 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-1,171,975 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-1,171,975 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		-23,409 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 42167 [4335A]	CORRESPONDENT SERVICES CORPORA [4335A2]	All [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			474,250 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			474,250 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			474,250 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		31,971 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		979 [3610]	-32,950 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			441,300 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			

A.	Contractual securities commitments	[3660]	
B.	Subordinated securities borrowings	[3670]	
C.	Trading and investment securities:		
1.	Exempted securities	83,474 [3735]	
2.	Debt securities	16,839 [3733]	
3.	Options	[3730]	
4.	Other securities	350 [3734]	
D.	Undue Concentration	7,576 [3650]	
E.	Other (List)		
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-108,239 [3740]
10.	Net Capital		333,061 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	17,033 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	250,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	250,000 [3760]
14.	Excess net capital (line 10 less 13)	83,061 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	307,510 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		255,502 [3790]
17.	Add:		
A.	Drafts for immediate credit	[3800]	
B.	Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C.	Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3620C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19.	Total aggregate indebtedness		255,502 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 77 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			1,291,009 [4240]
	A.	Net income (loss)		-1,171,975 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	355,216 [4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			474,250 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

INTERPACIFIC INVESTORS SERVICES, INC.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
September 30, 2002 and 2001

	2002	2001
Net Capital		
Total stockholder's equity qualified for net capital	$ 647,671	$ 1,894,549
Deduction and/or changes:		
Non-allowable assets		
Account receivable-miscellaneous	40,642	-
Prepaid expenses	19,105	15,949
Investments	7,490	7,490
Receivable from affiliates	4,100	3,690
Deferred tax asset	156,500	63,500
Other adjustments	1,766	-
	229,603	90,629
Net capital before haircuts on securities positions	418,068	1,803,920
Haircut on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
C. Trading and investment securities		
3. State and municipal government obligations	71,275	136,520
4. Corporate obligations	14,507	975,015
8. Other securities	350	205
	86,132	1,111,739
D. Undue concentration	4,875	297,747
Net capital	$ 327,061	$ 394,434
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities	$ 261,485	$ 120,879
Accrued commissions	51,332	176,546
Income tax payable	99,813	99,813
Total aggregate indebtedness	$ 412,630	$ 397,238

(see independent auditors' report)

INTERPACIFIC INVESTORS SERVICES, INC.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
September 30, 2002 and 2001

	2002	2001
Computation of Basic Net Capital Requirement		
Minimum net capital required	$ 250,000	$ 250,001
Excess net capital	$ 77,061	$ 144,433
Excess net capital at 1000%	$ 285,798	$ 354,713
Percentage: Aggregate indebtedness to net capital	12.62%	10.07%
Percentage: Aggregate indebtedness to net capital after anticipated capital withdrawals	12.62%	10.07%
Reconciliation With Company's Computation (included in Part IIA of Form X-17a-5 as of September 30, 2002)		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 333,061	$ 563,041
Audit adjustment decreasing equity	(174,402)	119,430
Audit adjustment decreasing haircuts on securities	(17,230)	22,046
Audit adjustments increasing non-allowable assets:		
Prepaid taxes, deposits, investments	41,132	27,129
Deferred tax asset	156,500	-
Net capital as computed per this schedule	$ 327,061	$ 394,436

(see independent auditors' report)

FALCO SULT & COMPANY
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

November 13, 2002

To the Board of Directors and Stockholder's of
Interpacific Investors Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Interpacific Investors Services, Inc. (the Company), for the years ended September 30, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be

16150 N.E. 85th St., Ste. 203 • Redmond, Washington 98052
(425) 883-3111 • FAX (425) 861-4658
www.falcosult.com

expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition. And that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 and 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Falco Sult & Company, PLLC

Table of Contents

INTERPACIFIC INVESTORS SERVICES, INC.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

F S

FALCO SULT & COMPANY
Certified Public Accountants

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